HOYNE BANCORP, INC.

810 S. Oak Park Avenue

Oak Park, Illinois 60304

September 25, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Aisha Adegbuyi and Mr. Christian Windsor

Re:	Hoyne Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-288102)
Request for Acceleration of Effectiveness

Dear Ms. Adegbuyi and Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, Hoyne Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-288102), as amended, to September 30, 2025 at 4:00 p.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Walter F. Healy
Walter F. Healy
President and Chief Executive Officer